As filed with the Securities and Exchange Commission on September 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BEDFORD PROPERTY INVESTORS, INC.

(Exact name of registrant as specified in its charter)

Maryland	68-0306514
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

270 Lafayette Circle

Lafayette, California 94549

(925) 283-8910

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Peter B. Bedford

Chief Executive Officer

Bedford Property Investors, Inc.

270 Lafayette Circle

Lafayette, California 94549

(925) 283-8910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Dennis Klimmek, Esq. Executive Vice President, General Counsel and Secretary Bedford Property Investors, Inc. 270 Lafayette Circle Lafayette, California 94549 (925) 283-8910	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share	$40,250,000	$3,257

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated at the statutory rate of .0000809 of the proposed maximum aggregate offering price, which is estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholder are soliciting an offer to buy these securities in any state where the offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 2003

PROSPECTUS

$40,250,000

8.75% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $50.00 Per Share)

We originally issued 805,000 shares of our 8.75% Series A cumulative redeemable preferred stock, par value $0.01 per share, which we refer to as the Series A preferred stock, in a private placement in August 2003. We will pay cumulative dividends on the Series A preferred stock from the date of original issuance at the rate of 8.75% of the $50.00 liquidation preference per share per year, which is equivalent to $4.375 per share per year. Dividends on the Series A preferred stock are payable quarterly in arrears, beginning on October 15, 2003. The shares of Series A preferred stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and are not convertible into any other securities. Holders of shares of Series A preferred stock generally have no voting rights, but will have limited voting rights with respect to certain actions relating to the Series A preferred stock if we fail to pay dividends for six or more quarters.

Except in limited circumstances, in order to preserve our status as a real estate investment trust or a REIT, we may not redeem the Series A preferred stock until August 5, 2008. On or after August 5, 2008, at our option, we may redeem the Series A preferred stock, in whole or in part, at any time and from time to time, for cash at $50.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. Any partial redemption will generally be on a pro rata basis.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. To assist us in complying with federal income tax requirements applicable to REITs, our charter contains restrictions relating to the ownership and transfer of our stock, including an ownership limit that prevents any one individual from holding more than 9.8% of the value of our outstanding equity stock, including the Series A preferred stock, on a combined basis. See “Description of the Series A Cumulative Redeemable Preferred Stock” and “Description of Capital Stock” in this prospectus for a discussion of these restrictions.

We do not intend to apply for listing of the shares of Series A preferred stock on any securities exchange or for inclusion of the Series A preferred stock in any automated quotation system.

SEE “ RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF THE RISKS RELEVANT TO AN INVESTMENT IN OUR SERIES A PREFERRED STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated by reference herein, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. The words “anticipate,” “believe,” “could,” “should,” “propose,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases are used in this prospectus to identify forward-looking statements. Forward-looking statements included in this prospectus include, but are not limited to, statements under the captions “Prospectus Summary,” “Risk Factors,” and “The Company” regarding our future financial condition, prospects, developments and business strategies. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in general economic and business conditions;

•	the failure of properties managed by us to perform as anticipated;

•	changes in the level of competition in our industry;

•	a continuation of the economic downturn in the California and other real estate markets in which we operate;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our substantial leverage and debt service obligations; and

•	our ability to incur additional indebtedness.

All of the forward-looking statements should be considered in light of these factors. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus to reflect new information or future events or otherwise.

We urge you to review carefully “Risk Factors” in this prospectus for a more complete discussion of the risks involved in an investment in our Series A preferred stock.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20459, and obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, you may look at our filings at the offices of the New York Stock Exchange, Inc., which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed and traded on the NYSE under the symbol “BED.” We also have a website (www.bedfordproperty.com) through which you may access our filings. Information contained on our website is not and should not be deemed a part of this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus some of the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC prior to the completion of the offering of the shares of Series A preferred stock will automatically update this prospectus and any information included directly in this prospectus updates and supersedes any information previously filed with the SEC. The information incorporated by reference, as updated, is an important part of this prospectus.

We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	Our Current Report on Form 8-K filed on March 20, 2003; and

•	All documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the completion of the distribution of the shares of Series A preferred stock.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address.

Investor Relations

Bedford Property Investors, Inc.

270 Lafayette Circle

Lafayette, CA 94549

(925) 283-8910

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or  any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the section entitled “Risk Factors,” and the documents incorporated by reference into this prospectus, including the more detailed information in the financial statements and the accompanying notes contained in our Annual Report on Form 10-K for the year ended December 31, 2002, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003. The terms “we,” “our” and “us” refer to Bedford Property Investors, Inc.

Our Company

Bedford Property Investors, Inc. is the successor of ICM Property Investors, Incorporated (ICM), a real estate investment trust or REIT, incorporated in Delaware in 1984. In July 1993, ICM was reorganized in the State of Maryland under the name of Bedford Property Investors, Inc. Equipped with a new board of directors and a new management team, we became a self-administered and self-managed equity REIT, engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to metropolitan areas in the western United States. As of June 30, 2003, we owned and operated 86 properties totaling approximately 7.2 million rentable square feet. Of these 86 properties, 56 are industrial and 30 are suburban office properties. As of June 30, 2003, the properties were 95% leased to 435 tenants. The properties are located in Northern California, Southern California, Arizona, Washington, Colorado and Nevada. In addition to these properties, we own one industrial service center flex development project, which was completed at year-end 2002.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties as well as through the development of new industrial and suburban office properties. Our strategy is to operate in suburban markets that are experiencing, or are expected to experience, superior economic growth and are subject to limitations on the development of similar properties. We believe that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, we believe that supply-side constraints, including limited availability of undeveloped land in a market, increase that market’s potential for higher than average rental growth over time. We continue to target selected markets in which our current properties are located as well as other markets in which we have expertise.

Corporate Information

We are the successors of ICM Property Investors, Incorporated, a real estate investment trust or REIT, incorporated in Delaware in 1984. In 1993, ICM was reincorporated in Maryland and changed its name to Bedford Property Investors, Inc. Our principal executive offices are currently located at 270 Lafayette Circle, Lafayette, California 94549 and our telephone number is (925) 283-8910.

SERIES A PREFERRED STOCK

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the Series A preferred stock, see “Description of the Series A Cumulative Redeemable Preferred Stock” in this prospectus.

Issuer	Bedford Property Investors, Inc.

Dividends

Holders are entitled to receive cumulative cash dividends on the Series A preferred stock at a rate of 8.75% per year of the $50.00 liquidation preference (equivalent to $4.375 per year per share). Beginning on October 15, 2003, dividends on the Series A preferred stock are payable quarterly in arrears on or before January 15, April 15, July 15 and October 15 of each year, or if not a business day, the next succeeding business day, without any additional interest or adjustment for any such delay. Dividends on the Series A preferred stock are cumulative from the date of original issuance.

Liquidation Preference

If we liquidate, dissolve or wind up, holders of the Series A preferred stock will have the right to receive $50.00 per share, plus accrued and unpaid dividends (whether or not declared) to the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities ranking junior to the Series A preferred stock as to liquidation rights. The rights of the holders of the Series A preferred stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our equity securities that we may issue in the future ranked on parity with the Series A preferred stock.

No Maturity

The Series A preferred stock has no maturity date and we are not required to redeem the Series A preferred stock. Accordingly, the Series A preferred stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series A preferred stock.

Optional Redemption

We may not redeem the Series A preferred stock prior to August 5, 2008, except in limited circumstances to preserve our status as a REIT. On or after August 5, 2008, at our option, we may redeem the Series A preferred stock, in whole or in part, at any time and from time to time, for cash at $50.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. Any partial redemption generally will be on a pro rata basis.

Ranking

The Series A preferred stock ranks senior to our common stock and on parity with any shares of capital stock that we may issue in the future the terms of which provide that they are on parity with the Series A preferred stock with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of shares of the Series A preferred stock generally have no voting rights. However, if dividends on any outstanding shares of

Series A preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of shares of the Series A preferred stock, voting as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series A preferred stock which are entitled to similar voting rights, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series A preferred stock cannot be made, and certain other actions may not be taken, without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series A preferred stock, voting separately as a class.

No Conversion	The Series A preferred stock is not convertible into or exchangeable for any other of our property or securities.

Restrictions on Transfer and Ownership

We do not intend to apply for listing of the shares of Series A preferred stock on any securities exchange or for inclusion of the Series A preferred stock in any automated quotation system. The shares are eligible for trading by qualified institutional buyers in the PORTALTM market.

In addition, for us to qualify as a REIT under the Internal Revenue Code, the transfer of our capital stock, which includes the Series A preferred stock, is restricted and not more than 50% in value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Internal Revenue Code. Ownership by a single holder of more than 9.8% in value of our common and preferred stock, on a combined basis, or more than 9.8% (in value or number) of our outstanding common stock is restricted in order to ensure that we remain qualified as a REIT for federal income tax purposes. Any shares held in violation of the ownership limit will be automatically transferred to a trust for the benefit of a charitable beneficiary, and subsequently sold to a permitted holder.

Use of Proceeds

All of the shares of Series A preferred stock are being sold by the selling security holders or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of shares of Series A preferred stock. See “Use of Proceeds.”

Registration Rights

We have agreed to file a shelf registration statement, of which this prospectus forms a part, with the SEC with respect to the Series A preferred stock. We have agreed to use reasonable efforts to keep the registration statement effective for specified periods. If we do not comply with our obligations under the registration rights agreement, we will have to pay liquidated damages to the holders of our Series A preferred stock under certain circumstances.

Form	The Series A preferred stock was issued and will be maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

Risk Factors

Investing in our Series A preferred stock involves substantial risks. You should carefully consider the risk factors under the caption “Risk Factors” beginning on page 5 of this prospectus and the other information contained in this prospectus.

RISK FACTORS

You should carefully consider the risks described below and all of the other information included and incorporated by reference in this prospectus before deciding to invest in shares of our Series A preferred stock. Investing in our Series A preferred stock involves a high degree of risk. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment.

Risks Related to Our Business

We could experience a reduction in rental income if we are unable to renew or relet space on expiring leases on current lease terms, or at all.

A significant portion of our leases are scheduled to expire in the near future. As of June 30, 2003, leases representing 7%, 23%, 25% and 14% of our total annualized base rent were scheduled to expire during the remainder of 2003, 2004, 2005 and 2006, respectively. If the rental rates upon reletting or renewal of leases were significantly lower than current rates, or if we were unable to lease a significant amount of space on economically favorable terms, or at all, our results of operations could suffer. We are subject to the risk that, upon expiration, some of these or other leases will not be renewed, the space may not be relet, or the terms of renewal or reletting, including the costs of required renovations or concessions to tenants, may be less favorable than current lease terms. We could face difficulty in reletting our space on commercially acceptable terms when it becomes available. In addition, we expect to incur costs in making improvements or repairs to our properties required by new or renewing tenants and expenses associated with brokerage commissions payable in connection with the reletting of space. Similarly, our rental income could be reduced by vacancies resulting from lease expirations or by rental rates that are less favorable than our current terms. If we are unable to promptly renew leases or relet space or if the expenses relating to tenant turnover are greater than expected, our financial results could be harmed.

Our leases with our 25 largest tenants generate approximately 44% of our base rent, and the loss of one or more of these tenants could harm our results of operations.

As of June 30, 2003, our 25 largest tenants accounted for approximately 44% of our total annualized base rent. One of these tenants, representing approximately 4% of our base rent, has already notified us that they do not intend to renew when their lease expires in February 2004. If we were to lose any one or more of these tenants, or if any one or more of these tenants were to declare bankruptcy or to fail to make rental payments when due, and we are unable to release this space on equivalent terms, our results of operations could be harmed and our ability to make distributions to our stockholders could be compromised.

A significant portion of our base rent is generated by properties in California, and our business could be harmed by an economic downturn in the California real estate market or a significant earthquake.

As of June 30, 2003, approximately 53% of our total annualized base rent was generated by our properties located in the State of California. As a result of this geographic concentration, the performance of the commercial real estate markets and the local economies in various areas within California could affect the value of these properties and the rental income from these properties and, in turn, our results of operations. In addition, the geographic concentration of our properties in California in close proximity to regions known for their seismic activity exposes us to the risk that our operating results could be harmed by a significant earthquake.

Future declines in the demand for office and light industrial space in the greater San Francisco Bay Area could harm our results of operations and, consequently, our ability to make distributions to our stockholders.

Approximately 14% of our net operating income for the six months ended June 30, 2003 was generated by our office properties and flex industrial properties located in the greater San Francisco Bay Area. As a result, our business is somewhat dependent on the condition of the San Francisco Bay Area economy in general and the market for office space in the San Francisco Bay Area, in particular. The market for this space in the San Francisco Bay Area is in the midst of one of the most severe downturns of the past several decades. This downturn has been precipitated by the unprecedented collapse of many technology and so-called “dot com” businesses, which during the past several years had been chiefly responsible for generating demand for and increased prices of local office properties. In the event this downturn continues or economic conditions in the San Francisco Bay Area worsen, it could harm the market value of our properties, the results derived therefrom, and our ability to make distributions to our stockholders.

Real estate investments are inherently risky, and many of the risks involved are beyond our ability to control.

Real property investments are subject to numerous risks. The yields available from an equity investment in real estate depend on the amount of income generated and costs incurred by the related properties. If properties in which we invest do not generate sufficient income to meet costs, including debt service, tenant improvements, third-party leasing commissions and capital expenditures, our results of operations and ability to make distributions to our stockholders could suffer. Revenues and values of our properties may also be harmed by a number of other factors, some of which are beyond our control, including:

•	the national economic climate;

•	the local economic climate;

•	local real estate conditions, including an oversupply of space or a reduction in demand for real estate in an area;

•	the attractiveness of our properties to tenants;

•	competition from other available space;

•	our ability to provide adequate maintenance and insurance to cover other operating costs, government regulations and changes in real estate, zoning or tax laws, and interest rate levels; and

•	the availability of financing and potential liabilities under environmental and other laws.

If our tenants experience financial difficulty or seek the protection of bankruptcy laws, our funds from operations could suffer.

Our commercial tenants may, from time to time, experience downturns in their business operations and finances due to adverse economic conditions, which may result in their failure to make rental payments to us on a timely basis or at all. Missed rental payments, in the aggregate, could impair our funds from operations and subsequently, our ability to make distributions to our stockholders.

At any time, a tenant could seek the protection of the bankruptcy laws, which might result in the modification or termination of the tenant’s lease and cause a reduction in our cash flow. During the six months ended June 30, 2003, two of our tenants, representing less than 1% of our base rent, filed for bankruptcy. In the event of default by or bankruptcy of a tenant, we may experience delays in enforcing our rights as lessor and may incur substantial costs in protecting our investment. The default, bankruptcy or insolvency of a major tenant may harm us and our ability to pay dividends to our stockholders. Any failure of our tenants to affirm their leases following bankruptcy could reduce our funds from operations.

Our dependence on smaller businesses to rent office space could negatively affect our cash flow.

Many of the tenants in our properties operate smaller businesses that may not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure and are generally more susceptible to financial risks than large, well-capitalized enterprises. Dependence on these companies could create a higher risk of tenant defaults, turnover and bankruptcies, which could harm our ability to pay dividends.

The acquisition and development of real estate is subject to numerous risks, and the cost of bringing any acquired property to standards for its intended market position could exceed our estimates.

We may acquire industrial and suburban office properties and portfolios of these properties, which may include the acquisition of other companies and business entities owning the properties. Although we engage in due diligence review for each new acquisition, we may not be aware of all potential liabilities and problems associated with a property. We may have limited contractual recourse, or no contractual recourse, against the sellers of a property. In the future, we expect the majority of our properties and portfolios of properties to be acquired on an “as is” basis, with limited recourse against the sellers. In addition, our investments may fail to perform in accordance with our expectations. Further, estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property might prove inaccurate. To the extent that we acquire properties with substantial vacancies, as we have in the past, we may be unable to lease vacant space in a timely manner or at all, and the costs of obtaining tenants, including tenant improvements, lease concessions and brokerage commissions, could prove more costly than anticipated.

Real estate development is subject to other risks, including the following:

•	the risks of difficult and complicated construction projects;

•	the risks related to the use of contractors and subcontractors to perform all or substantially all construction activities;

•	the risk of development delays, unanticipated increases in construction costs, environmental issues and regulatory approvals; and

•	financial risks relating to financing and construction loan difficulties.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait a few years or more for a significant cash return to be realized.

We may abandon development opportunities resulting in direct expenses to us.

From time to time, we may invest significant time and resources exploring development opportunities that we subsequently decide are not in our best interest. The costs of investigating these opportunities will still be considered a direct expense and may harm our financial condition.

Our uninsured or underinsured losses could result in a loss in value of our properties.

We currently maintain general liability coverage with primary limits of $1 million per occurrence and $2 million in the aggregate, as well as $40 million of umbrella/excess liability coverage. This coverage protects us against liability claims as well as the cost of legal defense. We carry property “All Risks” insurance of $200 million on a replacement value basis covering both the cost of direct physical damage and the loss of rental income. Separate flood and earthquake insurance is provided with an annual aggregate limit of $10 million, subject to a deductible of 5% of total insurable value per building and respective rent loss with respect to earthquake coverage. Additional excess earthquake coverage with an aggregate limit of $20 million is provided for property located in California, which represents approximately 53% of our portfolio’s annual base rent. We also carry additional excess earthquake insurance with an aggregate limit of $10 million for property located in Washington. Some losses, including those due to acts of war, nuclear accidents, pollution, mold, or terrorism, may be either uninsurable or not economically insurable. However, we do presently carry insurance for terrorism losses as defined under the Terrorism Risk Insurance Act of 2002 under our “All Risks” property policies, liability policies, primary and umbrella/excess policies. In addition, “non-certified” terrorism coverage is provided under our property policy for losses in excess of $10 million up to the $200 million limit.

Further, some losses could exceed the limits of our insurance policies or could cause us to bear a substantial portion of those losses due to deductibles under those policies. If we suffer an uninsured loss, we could lose both our invested capital in and anticipated cash flow from the property while being obligated to repay any outstanding indebtedness incurred to acquire the property. In addition, a majority of our properties are located in areas that are subject to earthquake activity. Although we have obtained earthquake insurance policies for all of our properties, if one or more properties sustain damage as a result of an earthquake, we may incur substantial losses up to the amount of the deductible under the earthquake policy and, additionally, to the extent that the damage exceeds the policy’s maximum coverage. Although we have obtained owner’s title insurance policies for each of our properties, the title insurance may be in an amount less than the current market value of some of the properties. If a title defect results in a loss that exceeds insured limits, we could lose all or part of our investment in, and anticipated gains, if any, from the property. Further, the current insurance market is characterized by rising premium rates, increasing deductibles and more restrictive coverage language. Continued increases in the costs of insurance coverage or increased limits or exclusions in insurance policy coverage could negatively affect our financial results.

If we fail to maintain our qualification as a REIT, we could experience adverse tax and other consequences, including the loss of deductibility of dividends in calculating our taxable income and the imposition of federal income tax at regular corporate rates.

We have elected to qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the “Code”). We believe that we have been organized and have operated in a manner so as to have satisfied the REIT qualification requirements since 1985. However, the IRS could challenge our qualification as a REIT for taxable years still subject to audit and we may fail to qualify as a REIT in the future.

Qualification as a REIT involves the application of highly technical and complex tax provisions, and the determination of various factual matters and circumstances not entirely within our control may have an impact on our ability to maintain our qualification as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources and we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. In addition, we cannot assure you that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. We are not aware of any proposal to amend the tax laws that would significantly and negatively affect our ability to continue to operate as a REIT.

If we fail to maintain our qualification as a REIT, or are found not to have qualified as a REIT for any prior year, we would not be entitled to deduct dividends paid to our stockholders and would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce amounts available for investment or distribution to stockholders because of any additional tax liability for the year or years involved. In addition, we would no longer be required by the Code to make any distributions. As a result, disqualification as a REIT would harm us and our ability to make distributions to our stockholders. To the extent that distributions to stockholders have been made in anticipation of our qualification as a REIT, we might be required to borrow funds or to liquidate investments to pay the applicable tax.

We must comply with strict income distribution requirements to maintain favorable tax treatment as a REIT. If our cash flow is insufficient to meet our operating expenses and the distribution requirements, we may need to incur additional borrowings or otherwise obtain funds to satisfy these requirements.

To maintain REIT status, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for the calendar year plus any amount of such income not distributed in prior years. Although we anticipate that cash flow from operations will be sufficient to pay our operating expenses and meet the distribution requirements, we cannot assure you that this will occur and we may need to incur borrowings or otherwise obtain funds to satisfy the distribution requirements associated with maintaining the REIT qualification. In addition, differences in timing between the receipt of income and payment of expenses in arriving at our taxable income could require us to incur borrowings or otherwise obtain funds to meet the distribution requirements necessary to maintain our qualification as a REIT. We cannot assure you that we will be able to borrow funds or otherwise obtain funds if and when necessary to satisfy these requirements.

As a REIT, we are subject to complex constructive ownership rules that limit any holder to 9.8% in value of our outstanding common and preferred stock, taken together. Any shares transferred in violation of this rule are subject to redemption by us and any such transaction is voidable.

To maintain REIT qualification, our charter provides that no holder is permitted to own more than 9.8% in value of our outstanding common and preferred stock, taken together, or more than 9.8% (in value or number) of our outstanding common stock. In addition, no holder is permitted to own any shares of any class of our stock if that ownership would cause more than 50% in value of our outstanding common and preferred stock, taken together, to be owned by five or fewer individuals, would result in our stock being beneficially owned by less than 100 persons or would otherwise result in our failure to qualify as a REIT. Acquisition or ownership of our common or preferred stock in violation of these restrictions results in automatic transfer of the stock to a trust for the benefit of a charitable beneficiary or, under specified circumstances, the violative transfer may be deemed void or we may choose to redeem the violative shares. Peter B. Bedford is subject to higher ownership limitations than our other stockholders. Specifically, Mr. Bedford is not permitted to own more than 15% of the lesser of the number or value of the outstanding shares of our common stock.

The ownership limitations described above are applied using the constructive ownership rules of the Code. These rules are complex and may cause common or preferred stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common or preferred stock or the acquisition of an interest in an entity which owns our common or preferred stock by an individual or entity could cause that individual or entity or another individual or entity to constructively own stock in excess of the limits and subject that stock to the ownership restrictions in our charter.

We rely on the services of our key personnel, particularly our Chief Executive Officer, and their expertise and knowledge of our business would be difficult to replace.

We are highly dependent on the efforts of our senior officers, and in particular Peter B. Bedford, our Chairman and Chief Executive Officer. While we believe that we could find suitable replacements for these key personnel, the loss of their services could harm our business. In addition, our credit facility provides that it is an event of default if Mr. Bedford ceases for any reason to be our Chairman or Chief Executive Officer and a replacement reasonably satisfactory to the lenders has not been appointed by our board of directors within six months. We have entered into an amended employment agreement with Mr. Bedford pursuant to which he will serve as Chairman of the Board and Chief Executive Officer on a substantially full-time basis until the agreement is terminated by the board of directors.

The commercial real estate industry is highly competitive, and we compete with companies, including REITs, that may be able to purchase properties at lower capitalization rates than would be accretive for us.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties as well as through the development of new industrial and suburban office properties. Many real estate companies, including other REITs, compete with us in making bids to acquire new properties. The level of competition to acquire income-producing properties is largely measured by the capitalization rates at which properties are trading. The capitalization rate is the annual yield that property produces on the investment. Currently, capitalization rates are low due to the amount of capital available for investment and attractive debt financing terms. As a result, we may not be able to compete effectively with companies, including REITs, that may be able to purchase properties at lower capitalization rates than would be accretive for us.

Many of our properties are located in markets with an oversupply of space, and our ability to compete effectively with other properties to attract tenants may be limited to the extent that competing properties may be newer, better capitalized or in more desirable locations than our properties.

Numerous industrial and suburban office properties compete with our properties in attracting tenants. Some of these competing properties are newer, better located or better capitalized than our properties. Many of our investments are located in markets that have a significant supply of available space, resulting in intense competition for tenants and lower rents. We believe the oversupply of available space relative to demand is likely to increase in the near to intermediate term due to the softening U.S. economy. The number of competitive properties in a particular area could negatively impact our ability to lease space in the properties or at newly acquired or developed properties.

We could incur costs from environmental liabilities even though we did not cause, contribute to, or know about them.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be held liable for the costs of removal or remediation of hazardous or toxic substances released on, above, under or in a property. These laws often impose liability regardless of whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, environmental laws often impose liability on a previous owner of property for hazardous or toxic substances present during the prior ownership period. A transfer of the property may not relieve an owner of all liability. Accordingly, we could be liable for properties previously sold or otherwise divested. The costs of removal or remediation could be substantial. Additionally, the presence of the substances, or the failure to properly remove them, may harm our ability to borrow using the real estate as collateral.

All of our properties have had Phase I environmental site assessments, which involve inspection without soil sampling or groundwater analysis, by independent environmental consultants and have been inspected for hazardous materials as part of our acquisition inspections. None of the Phase I assessments has revealed any environmental problems requiring material costs for clean up. The Phase I assessment for Milpitas Town Center, however, indicates that the groundwater under that property either has been or may in the future be, impacted by the migration of contaminants originating off-site. According to information available to us, the responsible party for this offsite source has been identified and has begun clean up. We do not believe that this environmental matter will impair the future value of Milpitas Town Center in any significant respect, or that we will be required to fund any portion of the cost of remediation. We cannot assure you, however, that these Phase I assessments or our inspections have revealed all environmental liabilities and problems relating to our properties.

We believe that we are in compliance in all material respects with all federal, state and local laws regarding hazardous or toxic substances. To date, compliance with federal, state and local environmental protection regulations has not had a material effect on us. However, we cannot assure you that costs relating to the investigation and remediation of environmental issues for properties currently or previously owned by us, or properties which we may acquire in the future, or other expenditures or liabilities, including claims by private parties, resulting from hazardous substances present in, on, under or above the properties or resulting from circumstances or other actions or claims relating to environmental matters, will not harm us and our ability to pay dividends to our stockholders.

Costs associated with moisture infiltration and resulting mold remediation may be significant.

Concern about indoor exposure to mold has been increasing because this exposure is allegedly linked to various adverse effects on health. Increasingly, insurance companies are excluding mold-related risks from their policy coverage. Costs and potential liability stemming from tenant exposure to mold and the increased costs of renovating and remodeling buildings with exposure to mold could harm our financial position and results.

We could incur unanticipated costs to comply with the Americans with Disabilities Act, and any non-compliance could result in fines.

Under the Americans with Disabilities Act, or the ADA, all public accommodations and commercial facilities are required to meet federal requirements related to access and use by disabled persons. Compliance with the ADA requires removal of access barriers, and any non-compliance may result in the imposition of fines by the U.S. government or an award of damages to private litigants. Although we believe that our properties are substantially in compliance with these requirements, we may in the future incur costs to comply with the ADA with respect to both existing properties and properties acquired in the future, which could limit our ability to make distributions to stockholders.

We are subject to numerous federal, state and local regulatory requirements, and any changes to existing regulations or new laws may result in significant, unanticipated costs.

Our properties are, and any properties we may acquire in the future will be, subject to various other federal, state and local regulatory requirements including local building codes. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in substantial compliance with all applicable regulatory requirements, although expenditures at properties owned by us may be necessary to comply with changes in these laws. Although no material expenditures are contemplated at this time to comply with any laws or regulations, we cannot assure you that these requirements will not be changed or that new requirements will not be imposed that would require significant unanticipated expenditures by us, which could harm us and our ability to make distributions to our stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on our properties could result in significant unanticipated expenditures.

Our $150 million credit agreement and some of our mortgage loans are collateralized by approximately 89% of our total real estate assets, and in the event of default under any of these debt instruments, our lenders could foreclose on the collateral securing this indebtedness.

As of June 30, 2003, our $150 million credit facility had an outstanding balance of $76.4 million. We had other floating rate loans of $67.7 million and an unsecured bridge facility of $22.0 million, totaling $166.1 million of floating rate debt. Borrowings under our credit facility bear interest at a floating rate and we may from time to time incur or assume other indebtedness also bearing interest at a floating rate. In that regard, our results of operations for the last year have benefited from low levels of interest rates that are currently at or near historic lows. Should this trend in interest rates reverse itself, our operating results would be harmed. As of June 30, 2003, our $150 million credit facility was secured by mortgages on 25 properties that accounted for approximately 27% of our annualized base rent, along with the rental proceeds from those properties. As of June 30, 2003, these 25 properties comprised approximately 29% of our total real estate assets.

While the bridge facility is unsecured, we have assigned all sale or refinancing proceeds on a property that accounts for approximately 5% of our annualized base rent and 5% of our total real estate assets to cover the bridge facility. In addition, our fixed rate mortgage loans were in the aggregate approximately $219.2 million as of June 30, 2003. All of our mortgage loans were collateralized by 55 properties that accounted for approximately 63% of our annualized base rent and approximately 60% of our total real estate assets. If we fail to meet our obligations under the credit facility, the mortgage loans, or any other debt instruments we may enter into from time to time, including failure to comply with financial covenants, the holders of this indebtedness generally would be entitled to demand immediate repayment of the principal and to foreclose upon any collateral securing this indebtedness. In addition, default under or acceleration of any debt instrument could, pursuant to cross-default clauses, cause or permit the acceleration of other indebtedness. Any default or acceleration would harm us, jeopardizing our qualification as a REIT and threatening our continued viability.

We use borrowings to finance the acquisition, development and operation of properties and to repurchase our common stock, and we cannot assure you that financing will be available on commercially reasonable terms, or at all, in the future.

We borrow money to pay for the acquisition, development and operation of our properties, to repurchase our common stock and for other general corporate purposes. Our credit facility currently expires on June 1, 2004, when the principal amount of all outstanding borrowings must be paid. Since the term of our credit facility is limited, our ability to fund acquisitions and provide funds for working capital and other cash needs following the expiration or utilization of the credit facility will depend primarily on our ability to obtain additional private or public equity or debt financing.

A downturn in the economy could make it difficult for us to borrow money on favorable terms. If we are unable to borrow money on favorable terms, we may need to sell some of our assets at unfavorable prices in order to pay our loans. We could encounter several problems, including:

•	insufficient cash flow to meet required payments of principal and interest;

•	an increase on variable interest rates on indebtedness; and

•	an inability to refinance existing indebtedness on favorable terms or at all.

Our leverage could harm our ability to operate our business and fulfill our debt obligations.

We have significant debt service obligations. As of June 30, 2003, we had total liabilities of approximately $413.5 million, excluding unused commitments under our credit facility, and total stockholders’ equity of approximately $276.0 million. Payments to service this debt totaled approximately $14.0 million during the six months ended June 30, 2003. Our debt level increases the possibility that we could be unable to generate cash sufficient to pay the principal of, interest on or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to fund our stock buy back program, finance strategic acquisitions, investments or for other purposes, subject to the restrictions contained in our debt instruments.

We have not used derivatives extensively to mitigate our interest rate risks.

Historically, we have not used interest rate swaps, caps and floors or other derivative transactions extensively to help us mitigate our interest rate risks because we have determined that the cost of these transactions outweighed their potential benefits and could have, in some cases, jeopardized our status as a REIT. Generally, income from derivative transactions qualifies for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We recently entered into swap agreements to hedge our exposure to variable interest rates on two mortgages with remaining principal balances of approximately $25.3 million as of June 30, 2003. Even if we were to use derivative transactions more extensively, we would not be fully insulated from the prepayment and interest rate risks to which we are exposed. However, we do not have any policy that prohibits us from using derivative transactions or other hedging strategies more extensively in the future. If we do engage in additional derivative transactions in the future, we cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may change our policies without stockholder approval.

Our major policies, including those concerning our qualification as a REIT and with respect to dividends, acquisitions, debt and investments, are established by our board of directors. Although it has no present intention to do so, the board of directors may amend or revise these and other policies from time to time without a vote of or advance notice to our stockholders. Accordingly, holders of our capital stock will have no control over changes in our policies, including any policies relating to the payment of dividends or to maintaining qualification as a REIT. In addition, policy changes could harm our financial condition, results of operations, the price of our Series A preferred stock or our ability to pay dividends.

Recently enacted U.S. federal income tax legislation reduces the maximum tax rates applicable to corporate dividends from 38.6% to 15%, which may make investments in corporations relatively more attractive than investments in REITs and negatively affect our stock price as a result.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the tax rates applicable to corporate dividends, in the case of individual taxpayers, from as high as 38.6% to 15% through December 31, 2008. The reduced maximum 15% rate imposed on some corporate dividends implemented by the Jobs and Growth Tax Relief Reconciliation Act of 2003 does not, however, generally apply to ordinary dividends paid by REITs. See “Material U.S. Federal Income Tax Consequences—Recent Changes to the Code.” We do not presently expect that ordinary dividends paid by us will be eligible for the reduced tax rate on dividends. This change in the maximum tax rate on qualifying dividends may make investments in corporate stock relatively more attractive than investments in REITs, which could harm our stock price.

Risks Related to the Series A Preferred Stock

An increase in market interest rates could cause the price of our Series A preferred stock to decrease.

One of the factors that may influence the market price of the shares of the preferred stock offered hereby will be the annual dividend yield on the price paid for shares of this preferred stock as compared to yields on other financial instruments. An increase in market interest rates may lead prospective purchasers of the preferred stock to seek a higher annual yield from their investments, which may adversely affect the market price of the preferred stock. Despite their recent increase, as of September 2003, interest rates in the U.S. remained near their historic lows.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on the shares of Series A preferred stock.

Our governing documents and existing debt instruments do not limit us from incurring additional indebtedness and other liabilities. As of June 30, 2003, we had approximately $385.3 million of indebtedness outstanding. We may incur additional indebtedness and become more highly leveraged which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to the Series A preferred stock if we assume additional indebtedness.

We cannot assure you that we will be able to pay dividends regularly although we have done so in the past.

Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations. Although we have done so in the past, we cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. Further, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect. In addition, our existing credit facility limits our ability to pay quarterly dividends to stockholders.

Our ability to pay dividends is further limited by the requirements of Maryland law.

Our ability to pay dividends on the Series A preferred stock being offered hereby is further limited by the laws of Maryland. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, either (i) the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business or (ii) the corporation’s total assets would be less than the sum of the corporation’s total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Accordingly, we cannot make a distribution on the preferred stock being offered hereby if, after giving effect to the distribution, our total assets would be less than the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of preferred stock then outstanding with preferences senior to the rights contained in the preferred stock being offered hereby, or if we would not be able to pay our indebtedness as it became due.

An active trading market for the shares of Series A preferred stock does not currently exist and we do not expect one to develop. As a result, holders of our Series A preferred stock may have difficulty in finding buyers for their shares and may not be able to sell their shares at all.

There is currently no established public trading market for shares of our Series A preferred stock and we do not expect one to develop. Further, we do not intend to list the shares of Series A preferred stock on any national securities exchange or automated quotation system. Accordingly, holders of our Series A preferred stock may experience difficulty in finding buyers for their shares and may not be able to sell their shares at all.

USE OF PROCEEDS

All of the shares of our Series A preferred stock are being sold by the selling security holders or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the shares of our Series A preferred stock. See “Selling Security Holders.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges(1)	2.35	2.51	2.46	2.41	3.54	2.73	3.06

(1)	Because we have not incurred or paid preferred stock dividends during the indicated periods, a ratio of earnings to fixed charges is being presented in lieu of a ratio of earnings to combined fixed charges and preferred stock dividends. The ratio of earnings to fixed charges is calculated by dividing fixed charges plus income from continuing operations and amortization of capitalized interest by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, and the interest component of rental expenses.

DESCRIPTION OF THE SERIES A CUMULATIVE

REDEEMABLE PREFERRED STOCK

The following description of the terms of our Series A preferred stock is only a summary. For a complete description, we refer you to the Maryland General Corporation Law and our charter and bylaws, copies of which are available from us upon request.

General

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as our board of directors may determine by adoption of appropriate articles supplementary, without any further vote or action by our stockholders. Our board of directors has adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of our preferred stock classified as 8.75% Series A Cumulative Redeemable Preferred Stock, or Series A preferred stock. Our board of directors has authorized 805,000 shares of Series A preferred stock. We issued 805,000 shares of our Series A preferred stock in a private placement in August 2003. The Series A preferred stock is a series of our preferred stock.

The following summary of the terms and provisions of the Series A preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter, including the Articles Supplementary creating the Series A preferred stock, each of which is available from us.

Ranking

The Series A preferred stock ranks senior to our common stock and pari passu with all equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with the Series A preferred stock and junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to the Series A preferred stock. The term “equity securities” does not include convertible debt securities.

Dividends

Holders of shares of Series A preferred stock shall be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.75% per annum of the $50.00 liquidation preference (equivalent to a fixed annual rate of $4.375 per share). Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or before the 15th day of each October, January, April and July or, if not a business day, the next succeeding business day without any additional interest or adjustment for any such delay (each, a “Dividend Payment Date”). The first dividend, which will be paid on October 15, 2003, will be for less than a full quarter. Such dividend and any dividend payable on the Series A preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”).

No dividends on shares of Series A preferred stock shall be declared by us or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series A preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Accrued but unpaid dividends on the Series A preferred stock will accumulate as of the Dividend Payment Date on which they first become payable.

Except as set forth in the next sentence, unless full cumulative dividends on the Series A preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or in shares of any series of preferred stock ranking junior to the Series A preferred stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon any of our common stock or preferred stock ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation, nor shall any shares of our common stock or preferred stock ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock ranking junior to the Series A preferred stock as to dividends and upon liquidation and except for transfers made pursuant to the provisions of our charter relating to restrictions on ownership and transfers of our capital stock).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock, all dividends declared upon the Series A preferred stock and any other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock shall be declared pro rata so that the amount of dividends declared per share of Series A preferred stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A preferred stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A preferred stock which may be in arrears.

Holders of shares of the Series A preferred stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A preferred stock as provided above. Any dividend payment made on shares of the Series A preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A preferred stock are entitled to be paid out of our assets that are legally available for distribution to our stockholders a liquidation preference of $50.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of our common stock or any series of our preferred stock that ranks junior to the Series A preferred stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the Series A preferred stock in the distribution of assets upon liquidation, then the holders of the Series A preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of shares of Series A preferred stock will be entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A preferred stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other corporation with or into us, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Redemption

Except as set forth below, the Series A preferred stock is not redeemable prior to August 5, 2008. However, in order to ensure that we remain a qualified REIT for federal income tax purposes, Series A preferred stock will be subject to the provisions of our charter which limit the amount of Series A preferred stock that may be owned by a stockholder.

On and after August 5, 2008, we may redeem, at our option upon not less than 30 nor more than 60 days’ written notice, shares of the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $50.00 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided below), without interest. Holders of Series A preferred stock to be redeemed shall surrender such Series A preferred stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series A preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A preferred stock, such shares of Series A preferred stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A preferred stock is to be redeemed, the Series A preferred stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

Unless full cumulative dividends on all shares of Series A preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A preferred stock shall be redeemed unless all outstanding shares of Series A preferred stock are simultaneously redeemed and we shall not purchase or otherwise acquire directly or indirectly any shares of Series A preferred stock (except by exchange for our capital stock ranking junior to the Series A preferred stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by us of shares transferred to a charitable trust in accordance with our charter to ensure we remain qualified as a REIT for federal income tax purposes, or the purchase or acquisition of shares of Series A preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A preferred stock.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A preferred stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A preferred stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A preferred stock to be redeemed; (iv) the place or places where the Series A preferred stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series A preferred stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A preferred stock held by such holder to be redeemed.

Immediately prior to any redemption of shares of Series A preferred stock, we shall pay, in cash, any accumulated and unpaid dividends through and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A preferred stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A preferred stock which is redeemed.

The Series A preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we remain a qualified REIT for federal income tax purposes, Series A preferred stock owned by a stockholder in excess of the ownership limit provided in our charter will be subject to the provisions of the charter.

Voting Rights

Holders of the Series A preferred stock do not have any voting rights, except as set forth below.

Whenever dividends on any shares of Series A preferred stock shall be in arrears for six or more quarterly periods (a “Preferred Dividend Default”), the number of our directors will be increased by two (the “Preferred Stock Directors”) and the holders of such shares of Series A preferred stock (voting separately as a class with all other series of preferred stock ranking on a parity with the Series A preferred stock as to dividends or upon liquidation (“Parity Preferred”)) upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of the Preferred Stock Directors, at a special meeting called by the holders of record of at least 20% of the Series A preferred stock or any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A preferred stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

If and when all accumulated dividends and the dividend for the then current dividend period on the Series A preferred stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the board of directors shall decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by, the vote of, the holders of record of a majority of the outstanding shares of the Series A preferred stock when they have the voting rights described above (voting separately as a class with all of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series A preferred stock when they have the voting rights described above (voting separately as a class with all the series of Parity Preferred, upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

So long as any shares of Series A preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series A preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the charter, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A preferred stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series A preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the Series A preferred stock and provided further that any increase in the amount of the authorized preferred stock, including the Series A preferred stock, or the creation or issuance of any additional Series A preferred stock or other series of preferred stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion

The Series A preferred stock is not convertible into or exchangeable for any other of our property or securities.

Restrictions on Ownership

In order to ensure that we remain a qualified REIT for federal income tax purposes, our Series A preferred stock will be subject to the restrictions on transfer and ownership of stock described in the section of this prospectus entitled “Description of Capital Stock—Restrictions on Transfer and Ownership of Stock.” Specifically, as described therein, the acquisition or ownership (actual or constructive under the applicable attribution rules of the Code) by a single holder of more than 9.8% in value of our outstanding common and preferred stock, including the Series A preferred stock, on a combined basis, is restricted and will result in (i) the automatic transfer of the stock to a trust for the benefit of a charitable beneficiary, (ii) under limited specified circumstances, the violative transfer may be deemed void ab initio or (iii) the redemption of the violative shares at our option.

While held in trust, the trustee will have all voting rights with respect to the shares, and all dividends or distributions paid on the shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on the stock prior to our discovery that the shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from us concerning the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own the shares without violating the ownership restrictions, a Permitted Holder. Upon sale, the price paid for the shares by the Permitted Holder will be distributed to the person who would have otherwise owned the shares but for the violation of the restrictions, a Prohibited Owner, to the extent of the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares (e.g., in the case of a gift, devise or other transaction), the market price of the shares, and (ii) the price received by the trustee from the sale or other disposition of shares. Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary. The articles supplementary designating the Series A preferred stock provides that the market price for the Series A preferred stock is equal to $50.00 per share, plus all accrued and unpaid dividends.

Transfer Agent

The transfer agent, registrar and dividend disbursing agent for the Series A preferred stock is EquiServe Trust Company, N.A.

DESCRIPTION OF CAPITAL STOCK

The following description of the terms of our stock is only a summary. For a complete description, we refer you to the Maryland General Corporate Law and our charter and bylaws.

General

Our charter provides that we may issue up to 50,000,000 shares of common stock, $0.02 par value per share, and up to 10,000,000 shares of preferred stock, $0.01 par value per share, which includes our Series A preferred stock. As of September 17, 2003, 16,289,225 shares of our common stock and 805,000 shares of our Series A preferred stock were issued and outstanding. Under Maryland law, our stockholders generally are not liable for our debts or obligations.

Common Stock

Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock, including the preferred stock offered hereby, and to the provisions of our charter regarding restrictions on transfer of our stock.

Subject to our charter restrictions on transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, including the Series A preferred stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to our charter restrictions on transfer of stock, all shares of common stock will have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. In accordance with Maryland law, our charter provides that these matters may be approved by a majority of the votes cast.

Series A Cumulative Redeemable Preferred Sock

For a summary of the terms and provisions of our Series A preferred stock, please refer to the section of this prospectus entitled “Description of the Series A Cumulative Redeemable Preferred Stock.”

Additional Preferred Stock

The shares of preferred stock which remain unissued after this offering may be issued from time to time, in one or more series as authorized by our board of directors. Prior to issuance of shares of each series, our board of directors is required by the Maryland General Corporation Law and our charter to specify the number of shares of preferred stock to be included in such series and set the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each series. Accordingly, our board of directors, without approval of the holders of our outstanding stock, could cause the issuance of one or more series of preferred stock that could, depending on the terms of the series, have dividend, voting or other rights that could harm the interests of holders of common stock. We have no present plans to issue any additional series of preferred stock. However, in the event we decide to issue additional shares of preferred stock, such shares may not rank senior to the Series A preferred stock with respect to the payment of dividends or distribution of assets upon liquidation, dissolution or winding up without the affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of Series A preferred stock. Please refer to the section of this prospectus entitled “Description of the Series A Cumulative Redeemable Preferred Stock—Voting Rights” for more information.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power to issue additional shares of common or preferred stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Restrictions on Transfer and Ownership of Stock

Our charter provides that our board of directors shall use its reasonable best efforts to cause us and our stockholders to qualify for federal income tax treatment in accordance with provisions of the Code applicable to a REIT. Accordingly, our charter provides that our board of directors shall use its reasonable best efforts to take those actions that are necessary, and which in its sole judgment and discretion are desirable, to preserve our status as a REIT; provided, however, that if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT, our board of directors may revoke or otherwise terminate our election to be taxed as a REIT.

To qualify as a REIT under the Code, we must, among other things, satisfy the Five or Fewer Requirement and 100 Stockholder Requirement as defined in the section of this prospectus entitled “Material U.S. Federal Income Tax Considerations.” To reduce the risk that we would fail to meet these requirements, our charter places limitations on the transferability of our stock.

Subject to limited exceptions, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 9.8% (in value) of the aggregate of the outstanding common and preferred shares of our stock, taken together (the Aggregate Stock Ownership Limit) or more than 9.8% (in number or value, whichever is more restrictive) of the outstanding shares of common stock (the Common Stock Ownership Limit). In addition to either of the foregoing ownership limits, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of our stock if the ownership or acquisition (i) would cause more than 50% in value of our outstanding stock to be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include specified entities) or (ii) would result in our common and preferred stock, when taken together, being beneficially owned by less than 100 persons (determined without reference to any rules of attribution). Acquisition or ownership (actual or constructive) of our stock in violation of these restrictions results in automatic transfer of the stock to a trust for the benefit of a charitable beneficiary or, under limited specified circumstances, the violative transfer may be deemed void ab initio or the Company may choose to redeem the violative shares.

As noted above, if any transfer of stock occurs which, if effective, will result in any person (a Prohibited Owner) beneficially or constructively owning (under the applicable attribution rules of the Code) shares of stock in excess of an applicable ownership restriction, the shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of the purported transfer to the Prohibited Owner. While those shares of stock are held in trust, the trustee will have all voting rights with respect to the shares, and all dividends or distributions paid on the shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on the stock prior to the discovery by us that the shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own the shares without violating the ownership restrictions (a Permitted Holder). Upon sale, the price paid for the shares by the Permitted Holder will be distributed to the Prohibited Owner to the extent of the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the above (e.g., in the case of a gift, devise or other transaction), the market price (as defined in our charter) on the date of the event which caused the shares to be held in trust and (ii) the price received by the trustee from the sale or other disposition of shares. Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary.

Our charter exempts Peter B. Bedford from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit. Mr. Bedford is limited to the ownership, either actual or constructive under the applicable attribution rules of the Code, of no more than 15% of the lesser of the number or value of the outstanding shares of common stock.

In addition, our charter permits our board of directors to waive, under limited conditions, the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit for other stockholders as to any class or series of our outstanding stock and to establish an ownership limitation relating to the stockholders’ stock ownership.

If our board of directors at any time determines in good faith that a transfer or other event has taken place that results in a violation of the above-described ownership limits or that a person intends to acquire or has attempted to acquire constructive or beneficial ownership of our stock in violation of the above described limits, our board of directors is required to take any action it deems advisable to refuse to give effect or to prevent a violative transfer or other event, including but not limited to causing us to repurchase stock, refusing to give effect to the ownership or acquisition on our books or instituting proceedings to enjoin the transfer or event.

The constructive ownership rules are complex and may cause common stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the number or value of outstanding common stock (or the acquisition of an interest in an entity which owns common stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own common stock in excess of the limits described above, and thus subject the stock to the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit set forth in our charter.

Our charter also requires all persons who own 9.8%, or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder, of our outstanding shares of stock to file each year a completed questionnaire with us containing information regarding their ownership of the shares, as set forth in the Treasury Regulations. In addition, upon demand, each beneficial or constructive owner of our stock is required to disclose to us in writing the information that we, in good faith, deem necessary to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency or to determine our compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Series A preferred stock and our common stock is EquiServe Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the ownership of Series A preferred stock as of the date hereof by U.S. and non-U.S. holders, each as defined below. Except where noted, it deals only with shares of Series A preferred stock held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities, insurance companies, persons holding Series A preferred stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities or U.S. holders of Series A preferred stock whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

As used herein, a “U.S. holder” means a beneficial owner of our Series A preferred stock that is for U.S. federal income tax purposes (i) a citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (a) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of our Series A preferred stock that is not a U.S. holder.

If a partnership holds Series A preferred stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Series A preferred stock, you should consult your tax advisors.

You should consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Considerations Applicable to Our Status as a REIT

If we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to stockholders. We will, however, be subject to U.S. federal income tax, as follows:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the alternative minimum tax under certain circumstances.

•	We will pay income tax at the highest corporate rate on net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business as well as on other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business).

•	If we fail to satisfy either the 75% or 95% gross income tests (discussed below) but nonetheless continue to qualify as a REIT because we have met certain other requirements, we will pay a 100% tax on certain of the net income attributable to the gross income that caused us to fail the income tests.

•	If we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, other than capital gain net income that we elect to retain and pay tax on, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	If a C corporation, or a corporation that generally is subject to full corporate-level tax, transfers property to us in certain types of transactions in which the C corporation would not normally be required to recognize gain or loss and we subsequently recognize gain on the disposition of the property during the 10-year period after we acquired the property, then all or a portion of the gain may be subject to tax at the highest corporate rate unless the C corporation made an election to treat the transferred property as if it were sold for its fair market value at the time of our acquisition.

•	We will incur a 100% excise tax on transactions with any taxable REIT subsidiary that are not conducted on an arm’s length basis.

Requirements for Qualification

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions of income to stockholders.

Organizational Requirements

A REIT is a corporation, trust or association that meets the following requirements:

•	it is managed by one or more directors or trustees;

•	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	it would be taxable as a domestic C corporation but for the REIT requirements;

•	it is neither a financial institution nor an insurance company subject to certain provisions of the Code;

•	at least 100 persons are beneficial owners of its shares or ownership certificates (the “100 Stockholder Requirement”); and

•	No more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the “Five or Fewer Requirement”).

We must meet the requirements set forth in the first four bullet points above during the entire taxable year, and we must meet the requirement set forth in the fifth bullet point above during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. In addition, we must meet the requirement set forth in the sixth bullet point above during the last half of each taxable year.

Our charter provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 9.8% (in value) of the aggregate outstanding shares of all classes of our stock or more than 9.8% (in number or value, whichever is more restrictive) of the outstanding shares of our common stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of our stock if such ownership would cause more than 50% in value of our outstanding stock to be owned by five or fewer individuals or would result in our stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution). See “Description of Capital Stock—Restrictions on Transfer and Ownership of Stock.”

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must be derived directly or indirectly from investments relating to real property. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	distributions on and gain from the disposition of shares or certificates of beneficial interest in other qualifying REITs;

•	gain from the disposition of real property; and

•	income and gain derived from foreclosure property.

Second, at least 95% of our gross income for each taxable year must be derived from such real property investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

Rents we receive or are deemed to receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	the rent must not be based, in whole or in part, on the income or profits of any person; provided, that an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, or a direct or constructive owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant;

•	if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent for the taxable year received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property; and

•	the REIT must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” or a “taxable REIT subsidiary,” as discussed below, who is adequately compensated and from whom the REIT does not derive any income; provided, however, that a REIT may provide services with respect to its properties and the income will qualify as rents from real property if the services are “usually or customarily rendered” in connection with the rental of room or other space for occupancy only and are not otherwise considered to be rendered to the occupant.

A REIT and a C corporation the stock of which is owned in part or in whole by the REIT may jointly elect to treat the C corporation as a “taxable REIT subsidiary” with respect to the REIT. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by the REIT and is generally subject to full corporate level tax. So far, we have not made any taxable REIT subsidiary election with respect to any C corporation.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the amounts received or accrued, directly or indirectly, or deemed received by the REIT as described above with respect to such services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

We have not and do not anticipate that we will in the future charge rent that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts of sales consistent with the rule described above. We have not and do not anticipate that we will in the future derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under certain provisions of the Code. These relief provisions will be generally available if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our U.S. federal income tax return; and

•	any incorrect information on the schedule is not due to fraud with intent to evade tax.

It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. Even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year.

•	First, at least 75% of the value of our total assets must consist of:

—	cash or cash items, including some receivables;

—government	securities;

—interests	in real property, including land, buildings and other improvements to land, leaseholds and options to acquire real property and leaseholds;

—interests	in mortgages on real property;

—shares	or transferable certificates of beneficial interest in other qualifying REITs; and

—investments	in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

•	Second, no more than 25% of the value of our total assets may consist of securities other than those issued by a qualified REIT subsidiary or those in the 75% asset class.

•	Third, of our assets not included in the 75% asset class, the value of any one issuer’s securities, other than taxable REIT subsidiaries, owned by us may not exceed 5% of the value of our total assets.

•	Fourth, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities other than securities of taxable REIT subsidiaries, “qualified REIT subsidiaries” as discussed below, and, with respect to the 10% value test, certain “straight debt” securities.

•	Fifth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities and items of income, gain, deduction and credit of the qualified REIT subsidiary are treated as the assets, liabilities and items of income, gain, deduction and credit of the REIT. Currently, we do not have any qualified REIT subsidiaries.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. However, an acquisition of property by a REIT requires the REIT to revalue all of its assets. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We have maintained and intend in the future to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Annual Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of 90% of our REIT taxable income for the taxable year, computed without regard to the dividends-paid deduction and our net capital gain, and 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain types of non-cash income.

We must pay these distributions in the taxable year to which they relate or in the following taxable year if we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after the declaration.

Even if we satisfy the foregoing distribution requirements, to the extent that we do not distribute all of our adjusted or REIT taxable income, including net capital gain, we will be subject to tax on such income at regular capital gains or ordinary corporate tax rates. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed that retained amount for purposes of the 4% excise tax described above.

We expect that our REIT taxable income will continue to be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, as a result of timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income, or as a result of nondeductible expenses such as principal amortization or repayments, or capital expenditures in excess of non-cash deductions. In the event that such timing differences occur, we may find it necessary to seek funds through borrowings or the issuance of equity securities (there being no assurance that we will be able to do so) or, if possible, to pay taxable stock dividends in order to meet the dividend requirement.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year and including the deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we would be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends in the earlier year.

Prohibited Transactions

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, which is referred to as a “prohibited transaction.” Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to avoid classification as a prohibited transaction applies to a real estate asset that is held for the production of rental income by a REIT for at least four years, if the REIT has made no more than seven sales of property during the year of sale, or some alternative conditions are satisfied, and capital expenditures made to the property during the four years prior to disposition do not exceed 30% of the property’s net sales price. Some of our dispositions of properties might be structured to fit within this safe harbor if we determine that complying with the safe harbor is otherwise consistent with our business strategies. However, depending on those strategies we might not comply with the safe harbor, including in respect of some of our non-core assets that we currently plan to sell. In any event, none of these assets should be treated as held for sale to customers in the ordinary course of the owning entity’s business and therefore their sale should not constitute a prohibited transaction.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information designed to disclose the ownership of our outstanding stock. We also must maintain required records as described in applicable Treasury regulations.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year and no relief provision applies, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid to stockholders. Unless we qualified for relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

Taxation of U.S. Holders

Distributions

For any taxable year for which we qualify as a REIT for U.S. federal income tax purposes, a U.S. holder must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income. For purposes of determining whether distributions are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock, and then allocated to the common stock. These distributions are not eligible for the dividends-received deduction for corporations. As described below under “—Recent

Changes to the Code,” we expect that ordinary dividends paid by us generally will not be eligible for the reduced maximum 15% rate imposed on some corporate dividends as a result of recently enacted U.S. federal income tax legislation.

To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. holder’s Series A preferred stock, and the distribution in excess of a U.S. holder’s tax basis in its Series A preferred stock will be taxable as gain realized from the sale of Series A preferred stock. If we declare a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any of these months, the distribution shall be treated as both paid by us and received by the U.S. holder on December 31 of the year, provided that we actually pay the dividend during January of the following calendar year. U.S. holders may not include on their own federal income tax returns any of our losses.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

Capital Gain Dividends

Dividends to U.S. holders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. holder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations. The IRS currently requires that a REIT that has two or more classes of stock allocate to each such class proportionate types of income (such as ordinary income and capital gains) based upon the percentage of total dividends paid out of current or accumulated earnings and profits to each class for the tax year.

In addition, we may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If this election is made, we would pay tax on such retained capital gains. In such a case, U.S. holders would generally (i) include their proportionate share of the undistributed net capital gains in their taxable income for the taxable year during which such capital gain was recognized by us, (ii) receive a credit for their proportionate share of the tax paid by us with respect to such retained capital gains, and (iii) increase the adjusted tax basis of their stock by the difference between the tax we paid and the amount of their capital gain and their share of the tax paid by us.

Passive Activity Loss and Investment Interest Limitations

Distributions and gain from the disposition of Series A preferred stock will not be treated as passive activity income, and therefore U.S. holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of investment interest.

Certain Dispositions of Shares

In general, a U.S. holder will recognize capital gain or loss on the disposition of shares of Series A preferred stock equal to the difference between the sales price for such shares and the adjusted tax basis for such shares. Gain or loss recognized upon a sale or exchange of Series A preferred stock by a U.S. holder who has held such Series A preferred stock for more than one year will be treated as long-term capital gain or loss, respectively, and otherwise will be treated as short-term capital gain or loss. However, losses incurred on the sale or exchange of

Series A preferred stock held for less than six months, after applying certain holding period rules, will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling stockholder from those shares.

If we redeem shares of Series A preferred stock, such redemption will be a taxable event to U.S. holders. Generally, redemption of the Series A preferred stock for cash will be treated as a sale or exchange if the redemption (i) results in a “complete termination” of the shareholder’s interest in us under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate” with respect to the shareholder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder under Section 302(b)(1) of the Code. If the redemption of Series A preferred stock satisfies any of the foregoing tests with respect to a shareholder, such shareholder will recognize gain or loss based on the difference between the amount of cash or fair market value of property received and the U.S. holder’s tax basis in the redeemed shares. If the redemption does not satisfy any of the foregoing tests, the gross proceeds will be treated as a distribution taxable as ordinary income or capital gain to the extent described above under “—Distributions.”

Taxation of Tax-Exempt U.S. Holders

The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt U.S. holder has not held its shares of capital stock as “debt financed property” within the meaning of the Code, the shares are not otherwise used in an unrelated trade or business and the REIT has not incurred any “excess inclusion income,” as described above, dividend income on such shares and income from the sale of such shares should not be unrelated business taxable income to a tax-exempt U.S. stockholder. Generally, debt financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt U.S. holder.

For tax-exempt U.S. holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust is treated, for purposes of the Five or Fewer Requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income of the REIT.

If, for any year, this percentage is less than 5%, no portion of REIT dividends will be subject to tax as unrelated business income as a result of the REIT being classified as a “pension-held REIT.” As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we do not expect to be classified as a “pension-held REIT.”

Taxation of Non-U.S. Holders

A non-U.S. holder that receives a distribution that is not attributable to gain from our sale or exchange of a U.S. real property interest and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to that distribution unless an applicable tax treaty reduces or eliminates the tax. To the extent we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing a non-U.S. holder’s basis in its Series A preferred stock (but not below zero), and the distribution in excess of a non-U.S. holder’s tax basis in its Series A preferred stock will be treated as gain realized from the sale of its Series A preferred stock. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold if we later determine that a distribution did exceed our current and accumulated earnings and profits. We might be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than a designated capital gain dividend), to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30% unless applicable exceptions apply.

However, if a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to regular U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed with respect to those distributions, and a non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold the U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. holder unless either:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us, or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

Distributions to a non-U.S. holder that are attributable to gain from the sale or exchange of a U.S. real property interest will be taxed to a non-U.S. holder under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, these distributions are taxed to a non-U.S. holder as if the distributions were gains effectively connected with a U.S. trade or business. Accordingly, a non-U.S. holder will be taxed at the normal capital gain rates applicable to a U.S. holder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Distributions subject to FIRPTA also may be subject to the branch profits tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable.

Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. holders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of all other distributions, unless reduced by an applicable tax treaty. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. Because we will withhold 30% of all other distributions, a non-U.S. holder will be entitled to a refund from the IRS to the extent the distribution is not a distribution out of earnings and profits.

A sale of our Series A preferred stock by a non-U.S. holder normally will not be subject to U.S. federal income taxation unless our Series A preferred stock constitutes a “U.S. real property interest” within the meaning of FIRPTA or the gain from the sale is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder. Our Series A preferred stock will not constitute a U.S. real property interest if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT that at all times during a specified testing period has less than 50% in value of its shares held directly or indirectly by non-U.S. holders. It is currently anticipated that we will be a domestically controlled REIT and therefore that the sale of Series A preferred stock will not be subject to taxation under FIRPTA. However, because our stock is publicly traded, no assurance can be given that we will continue to be a domestically controlled REIT.

If we were not a domestically controlled REIT, a sale of Series A preferred stock by a non-U.S. holder would not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if:

•	our Series A preferred stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•	the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 5% of our Series A preferred stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

Even if our Series A preferred stock were not regularly traded on an established securities market, a non-U.S. holder would not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if such non-U.S. holder’s Series A preferred stock had a fair market value on the date of acquisition that was equal to or less than 5% of our regularly traded class of stock with the lowest fair market value. For purposes of this test, if a non-U.S. holder acquired shares of Series A preferred stock and subsequently acquired additional shares of Series A preferred stock at a later date, then all such shares of Series A preferred stock would be aggregated and valued as of the date of the subsequent acquisition.

In addition, a sale of Series A preferred stock by a non-U.S. holder, regardless of whether the 5% beneficial ownership level is exceeded, would not be subject to the 10% withholding tax (described below) if our Series A preferred stock is regularly traded on an established securities market.

If gain on the sale of Series A preferred stock were subject to taxation under FIRPTA, a non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). In such case, under FIRPTA the purchaser of Series A preferred stock may be required to withhold 10% of the purchase price and remit this amount to the IRS. In addition, distributions that are treated as gain from the disposition of Series A preferred stock and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. holder that is not entitled to a treaty exemption.

Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a non-U.S. holder if the non-U.S. holder is a non-resident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his U.S. source capital gains.

Recent Changes to the Code

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This legislation reduces the maximum U.S. federal income tax rate imposed on long-term capital gains of non-corporate taxpayers, other than such gains attributable to prior depreciation deductions with respect to real property, generally from 20% to 15% for gains recognized on or after May 6, 2003 through December 31, 2008 and reduces the maximum U.S. federal income tax rate imposed on certain dividends received by non-corporate taxpayers generally from 38.6% to 15% for taxable years from 2003 through 2008. Without future congressional action, the maximum tax rate on such long-term capital gains will return to 20% beginning in 2009 and the maximum rate on qualifying dividends will increase to 35% in 2009 and to 39.6% in 2011. The legislation also reduces the maximum U.S. federal income tax rate imposed on other ordinary income of non-corporate taxpayers from 38.6% to 35% for taxable years from 2003 through 2010.

The reduction in the maximum capital gains rate to 15% might apply to certain capital gains recognized by individual holders of our Series A preferred stock.

Dividends, other than capital gain dividends, paid by a REIT generally are not eligible for the reduced tax rates on dividends described above, except to the extent that the dividends are attributable either to dividends received by the REIT from taxable corporations or to income that was subject to tax at the entity level, such as undistributed income of the REIT. We presently expect that ordinary dividends paid by us generally will not be eligible for the reduced tax rates on dividends.

Information Reporting Requirements and Backup Withholding Tax

Under certain circumstances, U.S. holders may be subject to backup withholding on payments made with respect to, or cash proceeds of a sale or exchange of, Series A preferred stock. Backup withholding will apply only if the U.S. holder:

•	fails to furnish its taxpayer identification number (“TIN”) (which, for an individual, would be his or her Social Security number);

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed properly to report payments of interest and dividends or is otherwise subject to backup withholding; or

•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

U.S. holders should consult their own tax advisors regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the IRS.

Additional issues may arise pertaining to information reporting and backup withholding for non-U.S. holders. Non-U.S. holders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

State and Local Tax

We may be subject to state and local tax in various states and localities in which we transact business or own property. The state and local tax treatment in those jurisdictions may differ from the U.S. federal income tax treatment described above.

SELLING SECURITY HOLDERS

We originally issued the shares of Series A preferred stock to the initial purchaser in a private placement in August 2003. The shares of Series A preferred stock were resold by RBC Dain Rauscher, Inc., the initial purchaser, to qualified institutional buyers under Rule 144A of the Securities Act. Selling security holders may offer and sell the Series A preferred stock pursuant to this prospectus.

The following table sets forth information as of September 17, 2003 about the shares of Series A preferred stock beneficially owned by each selling security holder that may be offered using this prospectus.

Unless otherwise described below, to our knowledge, no selling security holder nor any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

A selling security holder may offer all or some portion of the shares of Series A preferred stock from time to time. Accordingly, no estimate can be given as to the amount or percentage of shares of Series A preferred stock that will be held by the selling security holders upon termination of any particular offering. See “Plan of Distribution.” In addition, the selling security holders identified below may have sold, transferred or disposed of all or a portion of their shares of Series A preferred stock since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

Name of Selling Security Holder	Number of Shares of Series A Preferred Stock That May Be Sold	Percentage of Series A Preferred Stock Outstanding
Kensington Select Income Fund	400,000	49.7%

AEW Management Advisors, L.P. on behalf of the Real Estate Income Fund	90,000	11.2

AIM Select Real Estate Income Fund	60,000	7.5

AEW Management Advisors, L.P. on behalf of the AEW Real Estate Income Fund	30,000	3.7

PLAN OF DISTRIBUTION

The shares of Series A preferred stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the shares of Series A preferred stock by selling security holders.

The selling security holders, including their pledgees or donees, may sell the shares of Series A preferred stock directly to purchasers or through underwriters, broker-dealers or agents. If the shares of Series A preferred stock are sold through underwriters or broker-dealers, the selling security holder will be responsible for underwriting discounts or commissions or agent’s commissions. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of Series A preferred stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions:

•	on any national securities exchange or quotation service on which the shares of Series A preferred stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market; or

•	through the writing of options.

In connection with sales of the shares of Series A preferred stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Series A preferred stock in the course of hedging the positions they assume. The selling security holders may also sell short the shares of Series A preferred stock and deliver the shares of Series A preferred stock to close out short positions, or loan or pledge the shares of Series A preferred stock to broker-dealers that in turn may sell the securities.

The aggregate proceeds to the selling security holders from the sale of the shares of Series A preferred stock offered by them hereby will be the purchase price of the shares of Series A preferred stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of Series A preferred stock to be made directly or through agents. We will not receive any of the proceeds from this offering. We estimate that the expenses for which we will be responsible in connection with this offering will be approximately $90,000.

In order to comply with the securities laws of some states, if applicable, the shares of Series A preferred stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of Series A preferred stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the shares of Series A preferred stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. They may also be subject to certain statutory liabilities, including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly  Regulation M.

We are not aware of any plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the shares of Series A preferred stock by the selling security holders. We cannot assure you that the selling security holders will sell any or all of the shares of Series A preferred stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any selling security holder will not transfer, devise or gift the shares of Series A preferred stock by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

We do not intend to apply for listing of the shares of Series A preferred stock on any securities exchange or other stock market. Accordingly, we give you no assurance as to the development of liquidity or any trading market for the Series A preferred stock. See “Risk Factors—If an active trading market for the shares of Series A preferred stock does not develop… .”

To the extent required, the specific shares of Series A preferred stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement.

We entered into a registration rights agreement for the benefit of the holders of the securities to register their shares of Series A preferred stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the shares of Series A preferred stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the shares of Series A preferred stock covered by this prospectus.

LEGAL MATTERS

The validity of the shares of Series A preferred stock being offered will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain matters of U.S. federal tax law and regulations will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The financial statements of Bedford Property Investors, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing in our Annual Report on Form 10-K, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN AUDITORS

On March 20, 2003, we dismissed our independent auditors, KPMG LLP, and engaged the services of PricewaterhouseCoopers LLP as our new independent auditors for the fiscal year ending December 31, 2003. Our board of directors and audit committee authorized the dismissal of KPMG and the engagement of PricewaterhouseCoopers.

KPMG’s reports on Bedford Property Investors’ consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the period through the date of KPMG’s dismissal did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG’s report on the consolidated financial statements of Bedford Property Investors, Inc. as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 included in the 2001 Annual Report on Form 10-K/A contained a separate paragraph stating that the consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the three year period ended December 31, 2001 were restated.

Through the date of KPMG’s dismissal, there were no (1) disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to KPMG’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report on Bedford Property Investors’ financial statements or our accompanying financial statements or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Bedford Property Investors estimates that the expenses payable by it in connection with the offerings described in this Registration Statement will be as follows:

Registration fee	$3,257
Printing and engraving expenses	10,000
Accounting fees and expenses	25,000
Legal fees and expenses	50,000
Miscellaneous expenses	1,743

Total	$90,000

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•	the director or officer actually received an improper personal benefit in money, property or services or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the prescribed standard of conduct is not met. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer or (b) any director or officer who, at our request, serves another corporation or other enterprise as a director, officer, partner or trustee, against any claim or liability arising from that status and to pay or reimburse their reasonable expenses if advance of final disposition of a proceeding. Our Bylaws obligate us to provide such indemnification and advance of expenses. Our charter and Bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including under the Securities Act.

ITEM 16.    EXHIBITS.

See Exhibit Index.

ITEM 17.    UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Bedford Property Investors’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions set forth in response to Item 15, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lafayette, State of California, on September 16, 2003.

BEDFORD PROPERTY INVESTORS, INC.

Date: September 16, 2003	By:	/s/ PETER B. BEDFORD
Peter B. Bedford Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis Klimmek and Hanh Kihara or either of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this registration statement (including post-effective statements), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature	Title	Date

/s/ PETER B. BEDFORD Peter B. Bedford	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	September 16, 2003

/s/ HANH KIHARA Hanh Kihara	Chief Financial Officer (Principal Financial and Accounting Officer)	September 16, 2003

/s/ ANTHONY DOWNS Anthony Downs	Director	September 16, 2003

/s/ ANTHONY M. FRANK Anthony M. Frank	Director	September 16, 2003

/s/ THOMAS H. NOLAN, JR. Thomas H. Nolan, Jr.	Director	September 16, 2003

/s/ MARTIN I. ZANKEL Martin I. Zankel	Director	September 16, 2003

INDEX TO EXHIBITS

Exhibit		Description

4.4	(1)	Series A Cumulative Redeemable Preferred Stock Registration Rights Agreement, dated August 5, 2003, Bedford Property Investors, Inc. and RBC Dain Rauscher Inc.

4.5	(1)	Articles of Amendment and Restatement of Bedford Property Investors, Inc. filed on May 27, 2003.

4.6	(1)	Articles Supplementary relating to the Series A Cumulative Redeemable Preferred Stock of Bedford Property Investors, Inc. filed on August 4, 2003.

5.1		Opinion of Venable LLP.

8.1	*	Opinion of Simpson Thacher & Bartlett LLP.

12.1		Statement re Computation of Ratio.

23.1		Consent of KPMG LLP, Independent Auditors.

23.2		Consent of Venable LLP (included in Opinion filed as Exhibit 5.1).

23.3		Consent of Simpson Thacher & Bartlett LLP (included in Opinion filed as Exhibit 8.1).

24.1		Power of Attorney (included on signature page hereto).

(1)	Incorporated by reference to same exhibit filed with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003.
*	To be filed by amendment.